Invesco ETFs

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

October 20, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention:    DeCarlo McLaren

Re:	Invesco Exchange-Traded Fund Trust II
File Nos. 333-138490; 811-21977
Responses to Comments on Post-Effective Amendment No. 780

Dear Mr. McLaren:

This letter responds to a supplemental comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed to us via telephone on October 19, 2021, regarding our response letter to the Staff dated October 4, 2021 (the “Original Response Letter”). The Original Response Letter responded to Staff comments on Post-Effective Amendment No. 780 to the registration statement (the “Amendment”) under the Securities Act of 1933, as amended, of Invesco Exchange-Traded Fund Trust II (the “Registrant”), which is also Post-Effective Amendment No. 781 to the Trust’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Amendment was filed with the SEC on June 21, 2021 to register two new series of the Registrant called the Invesco ESG NASDAQ 100 ETF and Invesco ESG NASDAQ Next Gen 100 ETF (the “Funds,” with each, a “Fund”). For your convenience, your supplemental comment, as we understand it, is repeated below with the Registrant’s response immediately following.

1.	Comment:

The Staff has taken the position that a fund with an ESG-related term in its name is subject to the Names Rule [Rule 35d-1 under the 1940 Act]. This position has strengthened over time, including that Chairman Gensler has spoken about fund names and ESG. In his statements, he has emphasized the importance of names that include ESG-related terms. (See July 2021 AMAC meeting.) Most funds that have ESG in their name include an 80% policy pursuant to the Names Rule. By not including one, the Funds’ disclosure is inconsistent with the typical practice among funds. The Staff will not accelerate the effectiveness of a fund that has ESG in its name but that does not have an 80% policy.

	Response:	The Registrant respectfully acknowledges the Staff’s comment.

U.S. Securities and Exchange Commission

Mr. DeCarlo McLaren

October 20, 2021

We reiterate the Registrant’s view that, notwithstanding the fact that the Staff has indicated that its position may have “strengthened over time,” the term “ESG” is currently not subject to the provisions of Rule 35d-1 under the 1940 Act. Rule 35d-1 is a rule of limited scope and applicability that was not intended to, and does not, encompass name components such as “ESG” that indicate an investment strategy as opposed to a type of investment. In the absence of notice and comment rulemaking to change the provisions of Rule 35d-1, we continue to believe that rule is inapplicable to a fund name containing “ESG.”[1] We hereby incorporate and restate our response to Comment 1 in the Original Response Letter.

However, we understand – and share – both the Staff’s and Chairman Gensler’s policy concerns regarding the “importance of names that include ESG-related terms.” The Registrant firmly believes in the importance of having fund names that closely align with the investment strategy of the funds themselves.

While we regret that we cannot agree with the Staff’s legal position on the applicability of the technical provisions of Rule 35d-1 to names containing “ESG,” we continue to believe that the Funds’ names are fully consistent with Section 35(d) of the 1940 Act (and in many ways exceed the requirements of Rule 35d-1). In particular, we note that the disclosure for both Funds states that each Fund “generally will invest at least 90% of its total assets in the securities that comprise the Underlying Index” – a percentage threshold that exceeds the threshold imposed by the 80% requirement of Rule 35d-1. The summary portion of each prospectus then goes on to provide a highly detailed, plain English discussion of how the methodology of each Fund’s underlying index employs screens to ensure that all of the components of each underlying index are fairly determined to satisfy an “ESG” categorization, including a discussion of: (1) the types of business activities that absolutely ban a company from inclusion in an underlying index, as compared to the types of business activities that a company may engage in to a “de minimis” extent and still be included in an underlying index; (2) the reliance of each underlying index on information provided by a third-party data provider, Sustainalytics; (3) how Sustainalytics calculates its proprietary “ESG Risk Rating Scores” for companies, including the sources it uses and information it compiles when deriving such scores; (4) how each underlying index applies Sustainalytics’ ESG Risk Rating Scores, including the further screening of eligible companies within each underlying index’s universe; and (5) the requirement that underlying index components must be deemed compliant with the principles of the UN Global Compact. We note that this disclosure is also contained and expanded upon in the statutory portion of the prospectus. Given such disclosure (and the portfolio compositions themselves), the Registrant believes that each Fund’s use of “ESG” in its name is in no way

[1]

We believe that such a notice and comment rulemaking would also allow the Staff to be in a position to obtain quantitative data on the extent to which funds that have ESG in their names do, or do not, include an 80% test in their disclosure, as opposed to relying on anecdotal observations related to such matters.

U.S. Securities and Exchange Commission

Mr. DeCarlo McLaren

October 20, 2021

confusing or misleading. Further, each Fund’s stated investment strategy to invest at least 90% of its net assets in its underlying index, which in turn is 100% composed of companies reasonably identified for strong ESG characteristics, ensures that each Fund principally invests in components that are fairly and reasonably deemed to be “ESG.”

We appreciate the opportunity to continue our conversations with the Staff regarding this issue in the future, but in the interim must continue to respectfully decline a comment that we believe is unsupported by the law as it presently stands.

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We believe that this information responds to all of your comments. Should you have any questions regarding these matters, please call me at (630) 684-5902 or Mark Greer at (312) 964-3505.

Sincerely,

/s/Anita De Frank
Anita De Frank
Counsel

cc:	Adam Henkel, Esq.

Eric Purple, Esq.

Alan Goldberg, Esq.

Mark Greer, Esq.